48 Wall Street,
New York, NY 10005





   December 04, 2009


                        CERTIFICATE OF TABULATION



   Advantage Advisers Multi-Sector Fund I

              Re: Advantage Advisers Multi-Sector Fund I

 We hereby certify that, as of close of business on October
26,
2009 the records supplied to us show 508,210.2210 shares of Advantage Advisers Multi-Sector Fund I in respect to the
Meeting
of Shareholders of said fund to be held on December 04, 2009.

 D.F. King & Co., Inc. has tabulated 266,452.0000 shares, which is 52.429% of the outstanding shares. A breakdown of the
vote, by proposal, is attached.

 At your request, we have tabulated the proxies received, but do not guarantee the authenticity of the signatures thereon, or assume any responsibility for the legality of any proxy.

 Sincerely,
 D.F. King & Co., Inc.


 Enrique Negron



 Enclosures